UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Equity Distribution Acquisition Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

29465E106
(CUSIP Number)

December 31, 2020
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[ x ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 9

CUSIP No. 29465E106	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
EQUITY DISTRIBUTION SPONSOR LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,242,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,242,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,242,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.83%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 29465E106	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
SAMUEL ZELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,242,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,242,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,242,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.83%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 29465E106	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
EGI-FUND C, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,242,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,242,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,242,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.83%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 29465E106	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,242,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,242,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,242,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.83%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Equity Distribution Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Two North Riverside Plaza, Suite 600, Chicago, IL 60606

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Equity Distribution Sponsor LLC (“EDS”);
ii)	Samuel Zell (“Mr. Zell”);
iii)	EGI-Fund C, L.L.C. (“Fund C”); and
iv)	Chai Trust Company, LLC (“Chai Trust”).

 This Statement relates to Shares (as defined herein) directly beneficially owned by EDS. EDS is majority-owned by Fund C, and Chai Trust is the managing member of Fund C. EDS is managed by a board of managers, which is controlled by the manager designated by Fund C, which is Mr. Zell. Accordingly, Mr. Zell, Fund C, and Chai Trust may also be deemed to beneficially own the Shares held directly by EDS.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606

Item 2(c).	Citizenship:

 Each of EDS and Fund C is a Delaware limited liability company. Chai Trust is an Illinois limited liability company. Mr. Zell is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

29465E106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 7 of 11 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

 As of December 31, 2020, the Reporting Persons may be deemed to be the beneficial owner of 10,242,000 Shares. This amount includes 10,242,000 Shares obtainable upon conversion of Class B Shares. The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i) and are based on the sum of (1) 41,400,000 Shares outstanding as of November 10, 2020, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 10, 2020, and (2) 10,242,000 Shares the Reporting Persons have the right to acquire upon conversion of their Class B Shares into Shares on a one-for-one basis.

Item 4(b)	Percent of Class:

As of December 31, 2020, each of the Reporting Persons may be deemed the beneficial owner of approximately 19.83% of Shares outstanding. (The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i) and are based on the sum of (i) 41,400,000 Shares outstanding as of November 10, 2020, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 10, 2020 and (ii) 10,242,000 Shares the Reporting Persons have the right to acquire upon conversion of their Class B Shares into Shares on a one-for-one basis.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	10,242,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	10,242,000

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Fund C has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Fund C.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EQUITY DISTRIBUTION SPONSOR LLC

By:	/s/ Joseph Miron
Joseph Miron
Secretary

SAMUEL ZELL

By:	/s/ Joseph Miron
Joseph Miron
Attorney-in-Fact for Mr. Zell

EGI-FUND C, L.L.C.

By:	/s/ Joseph Miron
Joseph Miron
Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ Joseph Miron
Joseph Miron
Chief Legal Officer

February 16, 2021

Page 9 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	10
B	Power of Attorney	11

Page 10 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Equity Distribution Acquisition Corp. dated as of February 16, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

EQUITY DISTRIBUTION SPONSOR LLC

By:	/s/ Joseph Miron
Joseph Miron
Secretary

SAMUEL ZELL

By:	/s/ Joseph Miron
Joseph Miron
Attorney-in-Fact for Mr. Zell

EGI-FUND C, L.L.C.

By:	/s/ Joseph Miron
Joseph Miron
Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ Joseph Miron
Joseph Miron
Chief Legal Officer

February 16, 2021

Page 11 of 11 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Samuel Zell, hereby make, constitute and appoint Joseph Miron, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as principal of, or in other capacities with, EGI-Fund C, L.L.C., a company organized under the laws of Delaware, and each of the affiliates or entities advised or controlled by me or EGI-Fund C, L.L.C., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation, all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 16th day of February 2021.

/s/ Samuel Zell
Samuel Zell